May 16, 2006

By Facsimile ((415) 947-2099) and U.S. Mail

Michael S. Ringler, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
One Market, Spear Tower, Suite 3300
San Francisco, CA  94105

	Re:	Portal Software, Inc.
		Schedule 14D-9/A filed May 10, 2006
	SEC File No. 005-58301

Dear Mr. Ringler:

      We have reviewed your filing and have the following comments.

Schedule 14D-9/A

The Solicitation or Recommendation - Background, page 6
1. We note the revisions made in response to our prior comment 6. Please expand your revised disclosure to disclose with more specificity the financial market conditions upon which closing conditions had been included in Party A`s draft merger agreement. Also, disclose whose consents would have been required under that draft agreement. Is Oracle subject to obtaining the same third-party consents? Finally, how was your board under the impression that Parties A and B knew they were competing against Oracle?

The Solicitation or Recommendation - Reasons for the
Recommendation,
page 16
2. We note that in response to our comment 10, you deleted paragraphs
2, 8 and 11 of this subsection of your disclosure.

Additional Information - Berggruen Letter, page 25
3. Please describe the letter received from Berggruen on May 5.




Closing Information

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers & Acquisitions
Michael S. Ringler, Esq.
Wilson Sonsini Goodrich & Rosati
May 16, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE